Exhibit (6)(w)(ii)

College Retirement Equities Fund

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

CREF Non-Qualified Deferred Annuity Certificate

Participant: [John D. Professor]	Certificate Number: [Mxxxxxx-x]	Date of Issue: [01-01-2009]

This is to certify that the owner (as identified in Part A: Data) of this certificate, are entitled to participate in the benefits of College Retirement Equities Fund (CREF).

PLEASE READ YOUR CERTIFICATE. IT IS IMPORTANT.

GENERAL DESCRIPTION

You may allocate your CREF premiums to one or more of the available CREF accounts. Premiums purchase accumulation units representing your shares in the accounts. Accumulations in CREF accounts are not guaranteed and may increase or decrease depending primarily on investment results.

You may convert your accumulation units to an income of annuity units in one or more of the CREF accounts.

If you die before your certificate’s maturity date, your accumulation will provide a death benefit for your beneficiaries.

You may withdraw all or part of your accumulation before your certificate’s maturity date.

You may transfer all or part of your accumulation among the CREF accounts, or to your companion TIAA contract.

30-Day Right to Examine Your Certificate. You have 30 days from the day you receive this certificate to examine it and to cancel it if you decide not to keep it. If you decide to cancel this certificate, send it and your request to CREF at the address shown above or to the agent who delivered it to you. Upon receipt of such request, CREF will refund the accumulated value of all premiums as of the date you mailed or delivered your request to us, plus premium taxes (if any) deducted from premiums paid. As of that date, this certificate will then be void and no benefits will be provided under it. If this certificate was issued as a result of a transfer from another contract or certificate issued by TIAA or CREF, the refund will be reinstated in such contract or certificate as of the date of cancellation.

This certificate does not guarantee any fixed-dollar benefits. If the owner is an Individual Retirement Account, it cannot be assigned. It does not provide for loans.

If you have any questions about your certificate or need help to resolve a problem, you can contact us at the address or phone number above.

President and

Chief Executive Officer

CREF-IRA-02	Page 30

Individual Flexible Premium Deferred Variable Unit-Annuity

CREF-IRA-02	Page 31

INDEX OF PROVISIONS

Section
Accounts

- Definition	1

- Deletion	63

Accumulation	3

Accumulation Units - Definition	2

Amendment - Right to Amend	69

Annuity Benefit

- Annuity Unit	5

- Unit-Annuity	21

Annuity Starting Date

- Change of	31

- Definition	4

Assignment - Void and of No Effect	59

Benefits

- Based on Incorrect Data	66

- Requests for	73

Business Day	7

Certificate	23

- Contestability	24

- Protection Against Lapse	29

Claims of Creditors

- Protection Against	61

Commuted Value	8

Companion TIAA Contract	25

Correspondence with us	73
Death Benefit

- After Annuity Start Date	54

- Beneficiaries	6

- Naming	37

- Before Annuity Start Date	53

- Definition	9

- Internal Transfers and Switches

Available to a Beneficiary	41

- Methods of Payment	38

- Number of Annuity Units	39

- Payment	36

- After Death of a Beneficiary	40

Distribution Requirements

- Application of	52

- Designated Beneficiary	37

Elections and Changes - Procedure	71

Errors - Premium Received in Error	70

Exclusive Benefit	60

Funding Vehicle	10

Income Benefit

- Definition	11

- Guaranteed Period	33

- Internal Transfers and Switches

Under a Unit-annuity	35

- Number of Annuity Units	34

- Options	32

- Starting Payments	31

CREF-IRA-02	Page 32

Section

Income Change Method	12

Individual Retirement Account	13

Internal Transfers

- Availability	42

- Crediting	45

- Definition	14

- Effective Date	43

- Systematic	44

- To a TIAA Payout Annuity	46

IRC	15

Laws and Regulations

- Compliance with	68

Loans Not Available	58

Lump-sum Benefit

- Availability of	47

- Definition	16

- Effective Date	48

- Payment of	49

- Systematic Withdrawals	50

- to Pay Financial Advisor Fees	51

Maturity Date	17

Non-Forfeiture of Benefits	62

Non-Natural Owner	57

Ownership	56

Payee	18
Payment to an Estate, Trustee, etc.	64

Premiums

- Allocation	27

- Definition	26

- Taxes	28

Proof of Survival	67

Report of Accumulation	55

Rules of the Fund	19

Second Participant	20

Service of Process upon CREF	65

Share Class	30

Valuation Day	22

CREF-OneIRA-01	Page 33

PART A: DATA

Owner:	[ABC Trust Company for the benefit of John D. Professor]

Participant:	[John D. Professor]

Social Security Number:	[xxx-xx-xxxx]

Date of Birth:	[12-20-1952]

Issue Date:	[01-01-2009]

Annuity Starting Date:	[01-01-2018]

Certificate Number:	[Mxxxxxx-x]

Companion TIAA Contract Number:	[Txxxxxx-x]

Initial Premium:	[$xx,xxx.xx]

This certificate was made and delivered in [the state of State], and is subject to the laws and regulations thereof.

This page has been left blank intentionally

PART B: TERMS USED IN THIS CERTIFICATE

1.	Accounts. CREF maintains the following investment accounts, each with its own distinct investment portfolio:

[The CREF Stock Account maintains a broadly diversified portfolio consisting primarily of common stocks.

The CREF Global Equities Account maintains a broadly diversified portfolio consisting primarily of foreign and domestic common stocks.

The CREF Equity Index Account maintains a portfolio consisting primarily of domestic stocks selected to track the overall U.S. stock market.

The CREF Growth Account maintains a portfolio consisting primarily of common stocks that we believe present the opportunity for exceptional growth.

The CREF Social Choice Account maintains a portfolio consisting primarily of common stocks, investment grade fixed income securities, and short-term debt securities.

The CREF Money Market Account maintains a portfolio consisting primarily of short-term debt securities and money market instruments.

The CREF Bond Market Account maintains a portfolio consisting primarily of investment grade fixed income securities.

The CREF Inflation-Linked Bond Account maintains a portfolio consisting primarily of inflation-indexed bonds issued by the U.S. Government and its agencies, foreign governments and corporate entities.]

In the future, CREF may establish other accounts with other investment portfolios, and may delete accounts as described in section 63.

2.	Accumulation units. Each CREF account maintains a separate accumulation unit value. The current value of each account’s accumulation unit is based on the market value of that account’s investments, and will be determined in accordance with the Rules of the Fund. The number of your accumulation units in any account under your certificate will be increased and decreased in accordance with the Rules of the Fund. The number will be increased if:

A)	you allocate premiums to that account under your certificate; or

B)	you transfer to that account under your certificate from another CREF account or from your companion TIAA contract;

and the number will be decreased if:

C)	any premium taxes are deducted from that account; or

D)	any accumulation units from that account are applied to the payment of income benefits, lump-sum benefits, death benefits, or internal transfers; or

E)	any required minimum distributions are paid from that account.

3.	Your accumulation is equal to the sum of the value of all of your accumulation units in all of the accounts under your certificate. Your accumulation will provide the benefits described in your certificate.

4.	Your annuity starting date is the date you first exchange accumulation units for annuity units in order to provide unit-annuity payments. Your scheduled annuity starting date is shown on page 3. You may change your annuity starting date provided that it not be later than the first day of the month in which you attain age [90].

5.	An annuity unit is the unit of payment for all unit-annuity benefits. The value of an annuity unit changes from time to time to reflect the investment, mortality and expense experience of the account. There is a separate and distinct annuity unit value for each income change method within each CREF account. The value of each annuity unit is determined, using actuarial methods, in accordance with the Rules of the Fund.

6.	Beneficiaries are persons or entities you name, in a form satisfactory to CREF as explained in section 37, to receive the death benefit if you die before your certificate’s maturity date.

7.	A business day is any day that the New York Stock Exchange is open for trading. A business day ends at 4:00 P.M. Eastern time, or when trading closes on the New York Stock Exchange, if earlier.

Notwithstanding any other provision in your contract, no transaction available to you may be made effective on a day that is not a business day, except as follows: when a business day is the last day of a calendar month, annuity income payments and annuity death benefit payment methods may begin on the next day even when it is a non-business day.

8.	The commuted (discounted) value is a one-sum amount paid in lieu of a series of payments that are not contingent upon the survival of a participant. The commuted value of a series of payments of annuity units is computed in accordance with the Rules of the Fund, in which it is referred to as the present value.

9.	The death benefit is the current value of your accumulation. It will be paid to your beneficiaries under one of the methods set forth in Part E if you die before your certificate’s maturity date.

10.	A funding vehicle is an annuity or an investment fund established to provide retirement benefits from monies remitted under an employer plan or IRA.

11.	An income benefit is a variable income payable to you under one of the income options set forth in Part D.

12.	Income change method. Unit-annuity payments are determined under one of two income change methods. Under the annual income change method, the amount of each unit-annuity payment is revalued once each year. Under the monthly income change method, the amount of each unit-annuity payment is revalued every month. The revaluation dates are defined in the Rules of the Fund.

13.	An Individual Retirement Account is a trust or custodial account as described in IRC section 408(a).

14.	An internal transfer is the movement of accumulations between CREF accounts, or between this certificate and its companion TIAA contract. The provisions concerning internal transfers are set forth in Part F.

15.	The IRC is the Internal Revenue Code of 1986, as amended. All references to any section of the IRC shall be deemed to refer not only to such section but also to any amendment thereof and any successor statutory provisions.

16.	A lump-sum benefit is a withdrawal in a single sum of all or part of your accumulation. The provisions concerning lump-sum benefits are set forth in Part G.

17.	Your certificate’s maturity date is the date as of which all accumulations under the certificate have been distributed or used to provide annuity benefits. As of the maturity date, all of CREF’s obligations under this certificate will have been satisfied.

18.	The payee is a person or entity named to receive any periodic payments or amounts due under an income option or method of payment of the death benefit, as explained in sections 33 and 40.

19.	The Rules of the Fund govern all matters affecting your participation in CREF to the extent such matters are not specifically provided in this certificate. The Board of Trustees of CREF may amend the Rules of the Fund from time to time. Amendments to such Rules are effective only when approved by the Superintendent of Insurance of the State of New York as not being unfair, unjust, inequitable or prejudicial to the interest of anyone participating in CREF. A copy of the Rules of the Fund was furnished to you when this certificate was issued. You will be notified of all amendments to the Rules.

20.	The second participant is the person you name, if you choose to receive income under a two-life unit-annuity, to receive an income for life if he or she survives you. You may name any person eligible under CREF’s practices then in effect, to be a second participant.

21.	A unit-annuity is a series of periodic payments based on a specified number of annuity units payable at a stated payment frequency. Each unit-annuity payment is equal to the then-current value of one annuity unit multiplied by the number of annuity units payable. The value of each annuity unit will change either once each year or once each month according to the income change method you select. A CREF unit-annuity may be comprised of annuity units payable under one or both income change methods from one or more CREF accounts. The number of annuity units to be paid and their then-current value will be determined in accordance with the Rules of the Fund using actuarial methods. A unit-annuity benefit may be elected as described in Parts D and E.

22.	A valuation day is a day on which the dollar values of the accumulation units in the CREF accounts are established. The procedure for determining valuation days is contained in the Rules of the Fund.

PART C: CERTIFICATE AND PREMIUMS

23.	The certificate. This document (and any endorsements and amendments to it) is the entire contract between you and CREF. We have issued this certificate in return for the first premium. Any endorsement or amendment of this certificate or waiver of any of its provisions will be valid only if in writing and signed by an executive officer of CREF.

24.	Contestability. The certificate is incontestable.

25.	Companion TIAA contract. Teachers Insurance and Annuity Association of America (TIAA) is a companion organization to CREF. TIAA issued a companion TIAA Non-Qualified Deferred Annuity contract to you when you received this certificate. The contract number is shown on page 3.

26.	Premiums. Each premium must be at least [$100]. Premiums include any transfers, other than internal transfers, to this certificate from other funding vehicles. Premiums may be stopped at any time without notice to CREF and then resumed without payment of any past due premium or penalty of any kind.
CREF will not accept premiums paid on your behalf after your certificate’s maturity date or prior death. Premiums will be credited to your certificate as of the end of the business day in which they are received by CREF at the location that CREF will designate by prior written notice.

27.	Allocation of premiums. You allocate premiums among the CREF accounts. You may change your allocation for future premiums at any time. We will allocate your premiums according to the most recent valid instructions we have received from you in a form acceptable to CREF. If we have not received valid instructions from you, all premiums will be allocated to the CREF Money Market Account.
CREF may stop accepting premiums to any CREF account at any time.

28.	Premium taxes. If premium taxes are incurred, they will be deducted from your certificate accumulation, to the extent permitted by law.

29.	Unconditional protection against lapse. Your certificate will not lapse after the first premium has been paid. No additional premiums are required.

30.	Share Class. In accordance with the CREF Rules of the Fund, each CREF Account has multiple expense classes (“class”). Such class or classes under which any CREF contract or certificate participates within each CREF Account is determined in accordance with criteria established by CREF and is governed by the CREF Rules of the Fund.

[The accumulation under your certificate is currently assigned to class [x].]

OR

[The accumulation under your certificate is attributable to the following plan(s) and is currently assigned to the following class(es).

Plan [xxx]	Class [x]

Plan [yyy]	Class [y]

Plan [zzz]	Class [z] ]

[Annuity units under all CREF payout annuities are currently assigned to class [x].]

OR

[Annuity units under CREF payout annuities are currently available in classes [x, y, and/or z].]

Accumulation unit value(s) and annuity unit value(s) of an Account are determined by your assigned class(es).

CREF reserves the right to change the class with which the value of any accumulation units and/or annuity units under this certificate is associated.

PART D: INCOME BENEFITS

31.	Starting income benefits. An income benefit will be effective and payment will begin as of the date you have chosen, if you are then living and:

A)	you have chosen one of the income options set forth in section 32; and

B)	if you choose a one-life unit-annuity, we have received proof of your age; and

C)	if you choose a two-life unit-annuity, we have received proof of your age and the age of your second participant.

You may not begin a one-life unit-annuity after you attain age [90], nor may you begin a two-life unit-annuity after you or your second participant attains age [90].

At any time before you start to receive an income benefit, you may change the effective date for that income benefit to a date after the change, by written notice to CREF as explained in section 71.

32.	Income options are the ways in which you may have income benefits paid to you. You may change your choice of income option any time before payments begin, but once they have begun under an income option, the election to begin receiving benefits is irrevocable and no change can be made. Any choice of option or change of such choice must be made by written notice to CREF as explained in section 71.
Your right to elect an option or change such election is subject to the distribution requirements described in Part H and may be limited in accordance with section 68. The availability of certain income options may be restricted by the IRC.

The following are the income options from which you may choose. All of them provide an income for you, some provide that payments will continue for the lifetime of a second participant and some provide that payments will continue in any event during a guaranteed period as explained in section 33. The periodic amount paid to you or a surviving second participant depends on which of these options you choose.

One-life unit-annuity. A payment will be made to you each month for as long as you live. You may include a guaranteed period of 10 or 20 years. If you do not include a guaranteed period, all payments will cease at your death. If you include a guaranteed period and you die before the end of that period, monthly payments will continue until the end of that period and then cease.

Two-life unit-annuity. A payment will be made to you each month for as long as you live. After your death, a payment will be made each month to the second participant you have named, for as long as he or she survives you. You cannot change your choice of second participant after your payments begin. You may include a guaranteed period of 10 or 20 years. If you do not include a guaranteed period, all payments will cease when you and your second participant have both died. You may choose from among the following forms of two-life unit-annuity.

Full benefit to survivor. At the death of either you or your second participant, the full number of annuity units that would have been paid if you both had lived will continue to be paid to the survivor. If you include a guaranteed period and you and your second participant both die before the end of the period chosen, the full number of annuity units that would have been paid if you both had lived will continue to be paid until the end of that period and then cease.

Three-quarters benefit to the survivor. At the death of either you or the second participant, three-quarters of the amount of the monthly payments that would have been paid if you both had lived will continue to be paid to the survivor. If you include a guaranteed period and you and the second participant both die before the end of the period chosen, three-quarters of the amount of the monthly payments that would have been paid if you both had lived will continue to be paid until the end of that period and then cease.

Two-thirds benefit to survivor. At the death of either you or your second participant, two-thirds of the number of annuity units that would have been paid if you both had lived will continue to be paid to the survivor. If you include a guaranteed period and you and your second participant both die before the end of the period chosen, two-thirds of the number of annuity units that would have been paid if you both had lived will continue to be paid until the end of that period and then cease.

Half benefit to second participant. The full number of annuity units will continue to be paid as long as you live. After your death, if your second participant survives you, one-half of the number of annuity units that would have been paid if you had lived will continue to be paid to your second participant. If you include a guaranteed period and you and your second participant both die before the end of the period chosen, one-half of the number of annuity units that would have been paid if you had lived will continue to be paid until the end of that period and then cease.

Automatic election provision. If on an annuity effective date determined in accordance with section 33, you have not met the requirements for starting income benefits as described in section 31, you will be deemed to have chosen a one-life unit-annuity with a 10-year guaranteed period, if allowed under federal tax law.

33.	Post-mortem payments during a guaranteed period. Any periodic payments or other amounts remaining due after your death and the death of your second participant, if any, during a guaranteed period will be paid to the payee named to receive them. You name the payee at the time you choose the income option, as described in section 71. You may later change the named payee. If you choose a two-life unit-annuity, your surviving second participant may change the named payees after your death, unless you direct otherwise.

A payee may choose to receive in one sum the commuted value of any remaining periodic payments that do not involve life contingencies, unless you direct otherwise. If no payee was named to receive these payments, or if no one so named is then living, we will pay the remaining payments due or the commuted value of the remaining periodic payments in one sum to your estate, or to the estate of the last survivor of you and your second participant if you chose a two-life unit-annuity.

If a payee receiving payments during a guaranteed period option dies while payments remain due, the commuted value of any remaining payments due to that person will be paid to any other surviving payee that you (or your second participant) had named to receive them. If no payee so named is then living, the commuted value will be paid to the estate of the last payee who was receiving these benefit payments.

34.	The number of annuity units payable under each income change method in each account will be determined as of the effective date for the income benefit, in accordance with the Rules of the Fund, on the basis of:

A)	the value of the accumulation units in that account under your certificate that you convert to unit-annuity income;

B)	the income option you choose;

C)	if you choose a one-life unit-annuity, your age;

D)	if you choose a two-life unit-annuity, your age and your second participant’s age; and

E)	the value of that account’s annuity unit for the income change method selected.

If your initial income benefit would be less than [$100] per payment, CREF will have the right to change to quarterly, semi-annual or annual payments, whichever will result in an initial payment of [$100] or more and the shortest interval between payments.

The number of annuity units payable from an account will change to reflect any internal transfers or switches you elect, as described in the Rules of the Fund.

35.	Internal transfers and switches under a unit-annuity. After your annuity starting date, at least once in each calendar year you may:

A)	transfer annuity units payable from one CREF account into annuity units payable from another CREF account;

B)	transfer annuity units payable from one CREF account to receive future income under a comparable TIAA annuity;

C)	switch annuity units payable under one income change method to the other income change method in the same CREF account.

Contracts and certificates are comparable if they are being paid under the same income option, and have the same participant, second participant if any, and remaining guaranteed period.

The right to transfer or switch is subject to the availability of the unit-annuity or the income change method under the accounts, as described in section 63. Any internal transfer to TIAA is subject to the terms of the comparable TIAA certificate.

PART E: DEATH BENEFIT

36.	Payment of the death benefit. If you die before your certificate’s maturity date, the death benefit will be payable to your beneficiaries. We must receive the following, in a form acceptable to CREF, before any death benefit will be paid:

A)	proof of your death;

B)	the choice of a method of payment as provided in section 38; and

C)	proof of the beneficiary’s age if the method of payment chosen is the one-life unit-annuity.

Payment under the single-sum payment method will be made effective as of the date we receive these items; payment under the one-life unit-annuity method of payment will be effective and begin no later than the first day of the month after we have received these items.

Upon receipt of proof of your death, we will divide your accumulation into as many portions as there are validly designated beneficiaries for your certificate. Each validly designated beneficiary will then have the right to make elections available under this certificate in connection with his or her portion of the accumulation.

The value of any death benefit payments made under your certificate will be determined, in accordance with the Rules of the Fund, based on the value of the accumulation units to be paid, or converted to a unit-annuity, as of the date such payment or conversion is to be effective.

37.	Naming your beneficiaries. Beneficiaries are persons or entities you name to receive the death benefit if you die before your certificate’s maturity date. At any time before your certificate’s maturity date, you may name, change, add, or delete your beneficiaries, by written notice to CREF as explained in section 71.
You can name two classes of beneficiaries, primary and contingent, which set the order of payment. At your death, your beneficiaries are the surviving primary beneficiaries you named. If no primary beneficiary survives you, your beneficiaries are the surviving contingent beneficiaries you named. The share of any named beneficiary in a class who does not survive will be allocated in equal shares to the beneficiaries in such class who do survive, even if you’ve provided for these beneficiaries to receive unequal shares.

The death benefit will be paid to your estate in one sum if:

•	you name your estate as beneficiary; or
•	none of your beneficiaries survives you; or
•	at your death you had never named a beneficiary.

Provided however, if the certificate owner is an Individual Retirement Account, and the owner has not named a beneficiary, the death benefit will be paid in accordance with instructions provided by the owner, or if no instructions are provided paid directly to the owner. If distributions to a named beneficiary are barred by operation of law, the portion of the death benefit payable to such beneficiary will be paid to your estate.

38.	Methods of payment are the ways in which your beneficiaries may receive the death benefit. The one-life unit-annuity method is available only to beneficiaries who are natural persons who have not attained age [90] as of the date unit-annuity payments are to begin. You may choose the method of payment and change your choice at any time before payments begin. After your death, your beneficiaries may change the method chosen by you, if you so provide. If you do not choose a method of payment, your beneficiaries will choose upon becoming entitled to payments. If the amount of the death benefit due to any one beneficiary is less than [$5,000], CREF may change the method of payment for the portion of the death benefit payable to that beneficiary to the single-sum payment method. The right to elect a method or change such election is subject to the distribution requirements described in Part H and may be limited in accordance with section 68.

A beneficiary can transfer accumulations to TIAA in order to receive that portion of the death benefit under a method of payment offered by TIAA. Such transfer can be for all of an accumulation applicable to that beneficiary or for any part thereof not less than [$1,000]. Any choice of method or change of such choice must be made by written notice to CREF, as explained in section 71.

Generally, the distribution of the death benefit under any method of payment must be made over the lifetime, or a period not to exceed the life expectancy, of the designated beneficiary, as described in section 40.

The distribution of the death benefit under a method of payment must be made in such a form and begin at such date as meets the requirements of the IRC and the regulations thereunder. If such method of payment has not been chosen to begin by that date, we will elect a method of payment in accordance with the requirements of the IRC and any regulations thereunder. The following are the methods of payment:

Single-sum payment. The death benefit will be paid to the beneficiary in one sum.

One-life unit-annuity. A payment will be made to the beneficiary each month for life. A guaranteed period of 10 or 20 years may be included. If a guaranteed period isn’t included, all payments will cease at the death of the beneficiary. If a guaranteed period is included and the beneficiary dies before the end of that period, monthly payments will continue until the end of that period and then cease, as explained in section 40.

39.	The number of annuity units payable to a beneficiary from each account under each income change method will be determined as of the date the unit-annuity begins, in accordance with the Rules of the Fund, on the basis of:

A)	the value of the accumulation units in that account under your certificate that are converted to unit-annuity income;

B)	the method of payment chosen for the death benefit;

C)	if the method chosen is the one-life unit-annuity, the age of the beneficiary; and

D)	the value of that account’s annuity unit for the income change method selected.

The number of annuity units payable from an account will change to reflect any internal transfers or switches a beneficiary elects as described in the Rules of the Fund. If any method chosen would result in an initial payment of less than [$100], CREF will have the right to require a change in choice that will result in an initial payment of at least [$100].

40.	Payments after the death of a beneficiary. Any periodic payments or other amounts remaining due after the death of a beneficiary during a guaranteed period will be paid to the payee named by you or the beneficiary to receive them, by written notice to CREF as explained in section 71. The commuted value of these payments may be paid in one sum unless we are directed otherwise.

If no payee has been named to receive these payments, or if no one so named is living at the death of the beneficiary, the commuted value will be paid in one sum to the beneficiary’s estate.

If a payee receiving these payments dies before the end of the guaranteed period, the commuted value of any payments still due that person will be paid to any other payee named to receive it. If no one has been so named, the commuted value will be paid to the estate of the last payee who was receiving these payments.

41.	Internal transfers and switches available to a beneficiary. If a beneficiary is receiving unit-annuity income under this certificate from a death benefit method, he or she will have the same opportunity to transfer or switch as you would have had under an income option, as described in section 32.

PART F: INTERNAL TRANSFERS

42.	Internal transfers. You may transfer your entire accumulation in a CREF account under your certificate, or any part thereof not less than [$1,000], to purchase accumulation units in one of the other CREF accounts under your certificate, or to your companion TIAA contract. If you have an accumulation in your companion TIAA contract, you may transfer from that contract to this certificate. Any internal transfer to or from TIAA is subject to the terms of your companion TIAA contract. CREF reserves the right to limit internal transfers from each account to not more than one in a calendar quarter. CREF reserves the right to stop accepting internal transfers to any CREF account at any time.

43.	Effective date of internal transfer. An internal transfer will be effective as of the end of the business day in which we receive your written request for an internal transfer. You may defer the effective date of the internal transfer until any business day following the date on which we receive your written request. CREF will determine all values as of the end of the effective date. You can’t revoke a request for an internal transfer after its effective date.

44.	Systematic transfers. You may elect to have transfers made on a systematic basis. Systematic transfers may be made semi-monthly, monthly, quarterly, semi-annually or annually. Semi-monthly transfers are made twice a month, with the second payment scheduled 14 days after the first payment. You choose which day the transfer will be made, except that if the date of a scheduled transfer is not a business day, the transfer will be made on the following business day. Transfers will continue until you tell us to stop or your accumulation in the selected account is insufficient to support the transfer. Systematic transfers are subject to all the provisions described above for transfers, except that a reduced minimum amount of [$100] applies to such transfers.

45.	Crediting internal transfers. Internal transfers to a CREF account purchase accumulation units as of the end of the effective date of the internal transfer, in accordance with the Rules of the Fund.

46.	Internal transfer to begin income from TIAA. You may transfer all or part of your accumulation units from a CREF account under your certificate to TIAA to purchase a guaranteed lifetime annuity income with benefits beginning immediately. Such transfers may be made at any time on or before your certificate’s maturity date. The guaranteed benefit for the TIAA contract will be determined on whichever of these bases produces the largest guaranteed payments:

A)	(1)	interest at the effective annual rate of 2%;

(2)	mortality according to the Annuity 2000 mortality table (TIAA Merged Gender Mod A), with ages set back one year for each completed year between January 1, 1997 and the effective date of the internal transfer; and

(3)	a charge of 3.5% for expenses and contingencies;

B)	the basis applicable to internal transfers to the Traditional Annuity under your companion TIAA contract on the effective date of the internal transfer; or
C)	the interest rate, mortality table, and charge for contingencies and expenses in use for any individual single premium immediate annuities being offered by TIAA when the payments start.

PART G: LUMP-SUM BENEFITS

47.	Availability of the lump-sum benefit. You may, subject to the limits described below, withdraw as a lump-sum benefit all of a specified account’s accumulation units, or any part thereof not less than [$1,000]. CREF reserves the right to limit lump-sum benefits from each account to not more than one in a calendar quarter.

48.	Effective date of a lump-sum benefit. Any choice of lump-sum benefit must be made by written notice to CREF on or before your certificate’s maturity date, as explained in section 71. A lump-sum benefit will be effective as of the business day on which we receive, in a form acceptable to CREF, your request for a lump-sum benefit.

You may choose to defer the effective date of the lump-sum benefit until any business day following the date on which we receive your request in accordance with the above requirements. CREF will determine all values as of the end of the effective date in accordance with the Rules of the Fund. You can’t revoke a request for a lump-sum benefit after its effective date.

49.	Payment of a lump-sum benefit. A lump-sum benefit may be paid:

A)	to you as a cash withdrawal;

B)	If the owner is an Individual Retirement Account, to another funding vehicle as a direct transfer under federal tax law; or

C)	If the owner is an Individual Retirement Account, to a TIAA Non-Qualified Deferred Annuity contract, a CREF Non-Qualified Deferred Annuity certificate, or to a funding vehicle whether or not it is offered by CREF or TIAA.

50.	Systematic withdrawals. You may elect to have lump-sum benefits made on a systematic basis. Systematic withdrawals may be made semi-monthly, monthly, quarterly, semi-annually or annually. Semi-monthly withdrawals are made twice a month, with the second payment scheduled 14 days after the first payment. You choose which day the lump-sum benefit will be paid, except that if the date of a scheduled lump-sum benefit is not a business day, it will be paid on the following business day. Withdrawals will continue until you tell us to stop or until the remaining portion of your accumulation available for withdrawal in the selected account is insufficient to support the withdrawal. Systematic withdrawals are subject to all the provisions described above for lump-sum benefits, except that a reduced minimum amount of [$100] applies.

51.	Systematic withdrawals to pay financial advisor fees. In addition to the systematic withdrawals described above, you may authorize a series of systematic withdrawals to pay the fees of a financial advisor for services related to the management of accumulations under this certificate and/or its companion TIAA contract. Systematic withdrawals to pay the fees of a financial advisor are subject to all provisions applicable to systematic withdrawals.

PART H: DISTRIBUTION REQUIREMENTS

52.	Application of Distribution Requirements. Your certificate will in all events be interpreted and administered in accordance with IRC section 72(s).

53.	Death of Any Owner before Annuity Starting Date. If any owner of this certificate dies while this certificate is in force and before the annuity starting date, the following provisions apply:

A)	If the sole beneficiary under the certificate is the deceased owner’s surviving spouse, this certificate may continue and no death benefit will be paid. A sole beneficiary who is the deceased owner’s spouse may also choose not to continue the certificate and to be paid the death benefit in a lump sum within five years of the deceased owner’s date of death. The certificate will automatically continue if a deceased owner’s spouse who is the sole beneficiary under the certificate does not make a death benefit election within 60 days of the date we receive due proof of death. If the certificate is continued, the deceased owner’s spouse will become the new owner of the certificate and, if the deceased owner was also the participant, the deceased owner’s spouse will also be the participant.

B)	A beneficiary who is a death benefit payee may elect to have payments distributed over the lifetime of such beneficiary, or over a period not extending beyond such beneficiary’s life expectancy, provided that payments begin within one year after the date of the deceased owner’s death.

C)	In all other cases, the death benefit will be distributed to those beneficiaries who are death benefit payee(s) in a lump sum within five years of the deceased owner’s death.

D)	If the deceased owner was also a participant, the death benefit will be paid pursuant to the distribution provisions in this Death of Any Owner Before the Annuity Starting Date provision, in lieu of any certificate distribution provision regarding the payment of the death benefit when a participant who is not an owner dies before the annuity starting date.

54.	Death of Any Owner on or After Annuity Starting Date. If any owner dies on or after the annuity starting date but before all benefits under this contract have been distributed, any income benefit remaining will be distributed at least as rapidly as under the income option in effect at the time of the deceased owner’s death.

PART I: GENERAL PROVISIONS

55.	Report of accumulation. At least once each year, we will provide you with a report for the calendar year just ended at no charge. It will show the value of your accumulation (death benefit). You may request more than one report during the year at a charge not to exceed [$50] per report. Such report will show the beginning and end dates of the current report period; the value of your accumulation at the beginning and end of the current report period; the amounts that have been credited or debited to your accumulation during the current report period; the cash surrender value at the end of the current report period; and the amount of death benefit at the end of the current report period.

56.	Ownership. You own this certificate. During your lifetime, you may, to the extent permitted by law, exercise every right given by it without the consent of any other person.

57.	Non-Natural Owner. If any owner of this certificate is not an individual (for example, a trust or corporation), the death or change of any participant shall be treated as the death of the owner and the participant will be used for purposes of calculating payments, benefits and other measuring periods as applicable under this certificate.

58.	No loans. This certificate does not provide for loans.

59.	Assignment or transfer. You may assign this contract, unless the Owner is an Individual Retirement Account Trust. Any assignment, unless otherwise specified by the Owner, shall take effect on the date the notice of assignment is signed, subject to any payments made or actions taken by the Company prior to receipt of this notice.

If the Owner is an Individual Retirement Account Trust, neither you nor any other person may assign, pledge, or transfer ownership of this contract or any benefits under its terms. Any such action will be void and of no effect.

60.	Exclusive benefit. If the owner is an Individual Retirement Account, this certificate is established for the exclusive benefit of you or your beneficiaries.

61.	Protection against claims of creditors. The benefits and rights accruing to you or any other person under this certificate are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

62.	Non-forfeiture of benefits. Amounts payable under this certificate will not be less than the minimum required as of the date of issue by any applicable statute of the state or other jurisdiction in which this certificate was delivered. Your accumulation and any benefits purchased cannot be forfeited under this certificate.

63.	CREF’s right to stop offering an account, unit-annuities from an account, or an income change method for unit-annuities from an account. CREF can delete or stop providing unit-annuities in any account, including any future accounts, except the Stock Account and the Money Market Account. CREF can also stop providing unit-annuities payable under either the annual or monthly income change method from any current or future CREF account.

If you have accumulation units in an account that is deleted, you must transfer them to another CREF account. If you do not make a choice, CREF will transfer your accumulation units to the CREF Money Market Account, where you can leave them or subsequently transfer them in accordance with transfer provisions then applicable.

If you have annuity units payable from an account that is deleted or in which CREF stops providing unit-annuities, you must transfer them to another CREF account that maintains annuity units or to TIAA in accordance with the provisions of Part F. If you do not make a choice, CREF will transfer your annuity units to the CREF Money Market Account, where you can leave them or subsequently transfer them in accordance with transfer provisions then applicable.

If you have annuity units payable under an income change method from an account and CREF stops providing that income change method, you must:

A)	switch those annuity units to the other income change method in the same account;

B)	transfer them to another CREF account then offering the same income change method; or

C)	transfer them to TIAA in accordance with the provisions of Part F.

If you do not tell us to transfer or switch your annuity units, we will switch them to the other income change method in the same account.

At any time, CREF can switch all annuity units payable under the annual income change method in any CREF account to the monthly income change method.

All elections and choices made in connection with an income option or method of payment of the death benefit and in effect as of the date of transfer will remain in effect. The number of annuity units in the account to which the unit-annuity is transferred will be determined in accordance with the Rules of the Fund.

64.	Payment to an estate, trustee, etc. CREF reserves the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that isn’t a natural person. CREF won’t be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under this certificate.

If you designate a trustee of a trust as beneficiary, CREF is not obliged to inquire into the terms of the underlying trust or any will.

If death benefits become payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefits within nine months after your death; or

B)	evidence satisfactory to CREF is presented at any time within such nine-month period that no trustee can qualify to receive the benefits due,

payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise, payment will be made to the executors or administrators of your estate.

If benefits become payable to an inter-vivos trustee (the person appointed to execute a trust created during an individual’s lifetime), but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise, payment will be made to the executors or administrators of your estate.

Payment to any trustee, successor beneficiary, executor, or administrator, as provided for above, shall fully satisfy CREF’s payment obligations under this certificate to the extent of such payment.

65.	Service of process upon CREF. We will accept service of process in any action or suit against us on this certificate in any court of competent jurisdiction in the United States or Puerto Rico provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the jurisdiction in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

66.	Benefits based on incorrect data. If the amount of benefits is determined by data as to a person’s age or[, except in Montana,] sex that is incorrect, benefits will be recalculated based on the correct data. If any overpayments or underpayments have been made by CREF, adjustments will be made in accordance with the Rules of the Fund.

67.	Proof of survival. CREF reserves the right to require satisfactory proof that anyone named to receive benefits under the terms of this certificate is alive on the date any benefit payment is due. If under a two-life annuity TIAA has overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment has been recovered.

68.	Compliance with laws and regulations. CREF will administer your certificate to comply with the restrictions of all laws and regulations pertaining to the terms and conditions of your certificate. You cannot elect any benefit or exercise any right under your certificate if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation.

The choice of income options and effective dates, annuity starting date, beneficiaries or second participant, method of payment of the death benefit and effective date, and the availability of internal transfers and lump-sum benefits as set forth in this certificate are subject to the applicable restrictions and distribution requirements of the IRC, and any rulings and regulations issued under the IRC.

69.	Right to amend. CREF reserves the right to change this certificate from time to time in order to comply with the IRC and the regulations relating to annuity contracts. If you do not agree to such a change, this certificate may fail to be a treated as an annuity for Federal tax purposes. When required by law, CREF will obtain the approval for such amendment from any appropriate regulatory authority.

70.	Reliance on information from you. CREF is entitled to rely on information you provide regarding any premium you remit to this certificate. CREF shall be held harmless for any action taken in reliance on such information.

71.	Procedure for elections and changes. You (or your beneficiaries after your death) have to make any choice or changes available under your certificate in a form acceptable to CREF at our home office in New York, NY, or at another location that we designate. If you (or your beneficiaries after your death) send us a notice changing your beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed by the Owner, unless otherwise specified by the Owner, and is subject to any payments made or actions taken by us prior to receipt of notice.

If the Owner is an Individual Retirement Account Trust, neither you nor any other person may assign, pledge, or transfer ownership of this contract or any benefits under its terms. Any such action will be void and of no effect.

For purposes of determining the crediting dates of premiums and effective dates of transactions, premiums and requests will only be deemed to have been received when they are received by CREF, or its appropriately designated agent, in good order, in accordance with procedures established by CREF or as required by law. CREF reserves the right to limit the number of transactions that you may make effective on a single business day.

72.	Change of Ownership. You may change the Owner of this certificate, unless the Owner is an Individual Retirement Account Trust. Any change in ownership, unless otherwise specified by the Owner, shall take effect on the date the notice of change is signed, subject to any payments made or actions taken by the Company prior to receipt of this notice.

If the Owner is an Individual Retirement Account Trust, neither you nor any other person may transfer ownership of this contract or any benefits under its terms. Any such action will be void and of no effect.

73.	Correspondence and requests for benefits. No notice, application, form, or request for benefits will be deemed to be received by us unless it is received at our home office in New York, NY, or at another location that we designate. All benefits are payable at our home office or at another location that we designate. If you have any questions about this contract or inquiries about our service, or if you need help to resolve a problem, you can contact us at the address or telephone number below:

CREF

[730 Third Avenue

New York, NY 10017-3206

Telephone: 800 842-2733]

Individual Flexible Premium Deferred Variable Unit-Annuity